As filed with the U.S. Securities and Exchange Commission on January 30, 2026

Registration No.  333- 262453

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR

DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

CARNIVAL PLC

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

England and Wales

(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

270 Park Avenue, Floor 8

New York, New York 10017

Telephone: +1-800- 990-1135

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

Enrique Miguez, Esq.

General Counsel

Carnival Corporation & Carnival plc

3655 N.W. 87th Avenue

Miami, Florida 33178-2428

Telephone: +1-305-599-2600

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

JPMorgan Chase Bank, N.A. 270 Park Avenue, Floor 8 New York, New York 10017 Telephone: +1-800-990-1135	Scott R. Saks, Esq. Norton Rose Fulbright US LLP 1301 Avenue of the Americas New York, New York 10019-6022 Telephone: +1-212-318-3151

It is proposed that this filing become effective under Rule 466

☐ immediately upon filing
☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
American Depositary Shares, evidenced by American Depositary Receipts, each American Depositary Share representing one (1) ordinary share of Carnival plc.	N/A	N/A	N/A	N/A

(1)	Each unit represents one American Depositary Share.

The Registrant hereby amends this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933, as amended, or until this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(c), may determine.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the form of Amendment No. 1 to the Amended and Restated Deposit Agreement filed as Exhibit (a)(2) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6, which is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

1.	Name of the depositary and the address of its principal executive office		Introductory paragraph and final sentence on face of American Depositary Receipt

2.	Title of the American Depositary Receipts and identity of the deposited securities		Top center and introductory paragraph on face of American Depositary Receipt

Terms of Deposit:

	(a)	Amount of deposited securities represented by one unit of American Depositary Receipts	Upper right corner and introductory paragraph on face of American Depositary Receipt

	(b)	Procedure for voting the deposited securities	Paragraph (3) on reverse of American Depositary Receipt

	(c)	Procedure for collecting and distributing dividends	Paragraphs (4), (5) and (8) on face, and paragraph (1) on reverse, of American Depositary Receipt

	(d)	Procedures for transmitting notices, reports and proxy soliciting material	Paragraph (11) on face, and paragraphs (3) and (5) on reverse, of American Depositary Receipt

	(e)	Sale or exercise of rights	Paragraphs (4) and (7) on face, and paragraph (1) on reverse, of American Depositary Receipt

	(f)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (3) and (7) on face, and paragraphs (1) and (4) on reverse, of American Depositary Receipt

	(g)	Amendment, extension or termination of the deposit arrangements	Paragraphs (9) and (10) on reverse of American Depositary Receipt (no provision for extension)

	(h)	Rights that holders of American Depositary Receipts have to inspect the books of the depositary and the list of receipt holders	Paragraph (5) on reverse of American Depositary Receipt

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

	(i)	Restrictions on the right to transfer or withdraw the underlying securities	Paragraphs (1), (2), (4) and (5) on face of American Depositary Receipt

	(j)	Limitation on the depositary’s liability	Paragraph (7) on reverse of American Depositary Receipt

3.	Fees and charges that a holder of American Depositary Receipts may have to pay, either directly or indirectly		Paragraph (8) on face of American Depositary Receipt

4.	Fees and other direct and indirect payments made by the depositary to the foreign issuer of the deposited securities		Paragraph (8) on face of American Depositary Receipt

Item 2. AVAILABLE INFORMATION			Paragraph (11) on face of American Depositary Receipt

Carnival plc is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and accordingly files certain reports with the Securities and Exchange Commission. These reports can be inspected and retrieved by holders of American Depositary Receipts through the EDGAR system on the Securities and Exchange Commission’s Internet Website, currently located at www.sec.gov, and can be inspected and copied at public reference facilities maintained by the Securities and Exchange Commission, currently located at 100 F Street, N.E., Washington, D.C. 20549.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)	Deposit Agreement. Amended and Restated Deposit Agreement, dated as of April 21, 2003 (the “Deposit Agreement”), among Carnival plc (the “Company”), JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all Holders from time to time of American Depositary Receipts (“ADRs”) issued thereunder. Previously filed.

(a)(2)	Form of Amendment No. 1 to the Deposit Agreement. Form of Amendment No. 1 to the Deposit Agreement, among the Company, the Depositary, and all Holders from time to time of ADRs issued thereunder, including the Form of ADR attached as Exhibit A thereto. Filed herewith as Exhibit (a)(2).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Norton Rose Fulbright US LLP, counsel to the Depositary, as to the legality of the securities being registered. Previously filed.

(e)	Certification under Rule 466. Not Applicable.

(f)	Power of Attorney of certain officers and directors of the Company. Previously filed.

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., acting solely in its capacity as depositary (the “Depositary”) on behalf of the legal entity created by the Amended and Restated Deposit Agreement (the “Deposit Agreement”) among Carnival plc, the Depositary and all Holders from time to time of American Depositary Receipts (“ADRs”) issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on January 30, 2026.

Legal entity created by the Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., solely in its capacity as Depositary

	By:	/s/ Gregory A. Levendis
Name: Gregory A. Levendis
Title: Executive Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Carnival plc certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Miami, Florida, on January 30, 2026.

CARNIVAL PLC

By:	/s/ Josh Weinstein
Name: Josh Weinstein
Title: President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on January 30, 2026.

SIGNATURES

	Signature	Title

/s/ Josh Weinstein
	Josh Weinstein	President, Chief Executive Officer and Director (principal executive officer)

/s/ David Bernstein
	David Bernstein	Chief Financial Officer and Chief Accounting Officer
(principal financial and accounting officer)

*
	Micky Arison	Chair of the Board of Directors

*
	Sir Jonathon Band	Director

*
	Jason Glen Cahilly	Director

	Nelda J. Connors	Director

*
	Helen Deeble	Director

*
	Jeffrey J. Gearhart	Director

*
	Katie Lahey	Director

*
	Stuart Subotnick	Director

*
	Laura Weil	Director

*
	Randall J. Weisenburger	Director

* By:	/s/ Enrique Miguez
Enrique Miguez
Attorney-in-Fact

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Carnival plc, has signed this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 in Miami, Florida, on January 30, 2026.

Authorized U.S. Representative

By:	/s/ Enrique Miguez
	Name:	Enrique Miguez
	Title:	General Counsel, Carnival Corporation and Carnival plc

INDEX TO EXHIBITS

Exhibit Number
(a)(2)	Form of Amendment No. 1 to the Amended and Restated Deposit Agreement, among Carnival plc, JP Morgan Chase Bank, N.A., as Depositary, and all Holders from time to time of American Depositary Receipts (“ADRs”) issued thereunder, including the Form of ADR attached as Exhibit A thereto.